As Filed Pursuant to Rule 424(b)(4)
under the Securities Act of 1933
Registration No. 333-164863
PROSPECTUS

7,200,000 Shares

Common Stock

We are offering 7,200,000 shares of our common stock, no par value per share. Our common stock is traded on the NASDAQ Global Market under the symbol “BOCH.” On March 23, 2010, the last reported sale price of our common stock on the NASDAQ Global Market was $4.95 per share.

These shares of common stock are not savings accounts, deposits, or other obligations of our bank subsidiary or any of our non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Investing in our common stock involves risks. See “RISK FACTORS” beginning on page 8 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$4.2500	$30,600,000
Underwriting discounts and commissions	$0.2125	$1,530,000
Proceeds to Bank of Commerce Holdings (before expenses)*	$4.0375	$29,070,000

*	Please see “UNDERWRITING” for information regarding certain expenses of the underwriters being borne by us.

The underwriters also may purchase up to an additional 1,080,000 shares of our common stock within 30 days of the date of this prospectus to cover over-allotments, if any.

The underwriters expect to deliver the common stock in book-entry form only, through the facilities of The Depository Trust Company, against payment on or about March 29, 2010.

Howe Barnes Hoefer & Arnett

The date of this prospectus is March 23, 2010

Bank of Commerce Holdings

•	Churn Creek Road

•	Placer Street

•	Buenaventura Boulevard

•	Eureka Road

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”), which are intended to be covered by the safe harbors created thereby. These forward-looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, objectives, expected operating results and the assumptions upon which those statements are based. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” or words or phrases of similar meaning. We caution that the forward-looking statements are based largely on our expectations and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors which are, in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed, or implied by the forward-looking statements.

The following factors, among others, could cause our actual results to differ materially from those expressed in such forward-looking statements:

•	The strength of the United States economy in general and the strength of the local economies in which we conduct operations, the duration of current financial and economic volatility and decline and actions taken by the United States Congress and governmental agencies, including the United States Department of the Treasury (the “Treasury”), to deal with challenges to the United States financial system;

•	The effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System, or the Federal Reserve Board;

•	Inflation, interest rate, market and monetary fluctuations, the risks presented by a continued economic recession, which could adversely affect credit quality, collateral values, investment values and liquidity;

•	Changes in the financial performance and/or condition of our borrowers;

•	Changes in consumer spending, borrowing and savings habits;

•	Changes in the level of our nonperforming assets and charge-offs;

•	Oversupply of inventory and continued deterioration in values of real estate in California and the United States generally, both residential and commercial;

•	Changes in securities markets, public debt markets and other capital markets;

•	Possible other-than-temporary impairments of securities held by us;

•	The timely development of competitive new products and services and the acceptance of these products and services by new and existing customers;

•	The willingness of customers to substitute competitors’ products and services for our products and services;

•	The impact of changes in financial services policies, laws and regulations, including laws, regulations and policies concerning taxes, banking, securities and insurance, and the application thereof by regulatory bodies;

•	Technological changes could expose us to new risks, including potential systems failures or fraud;

•	The timing and effect of acquisitions we may make, if any, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions;

•	Possible impairment of goodwill that has been recorded in connection with acquisitions which may have a material adverse impact on our earnings;

•	The effect of changes in accounting policies and practices, as may be adopted from time-to-time by bank regulatory agencies, the Securities and Exchange Commission (the “SEC”), the Public Company Accounting Oversight Board, the Financial Accounting Standards Board or other accounting standards setters;

•	The impact of current governmental efforts to restructure the United States financial regulatory system, including changes in the scope and cost of FDIC insurance and other coverages and changes in the Treasury’s Capital Purchase Program;

•	Ability to attract deposits and other sources of liquidity at acceptable costs;

•	Changes in the competitive environment among financial and bank holding companies and other financial service providers;

•	The loss of critical personnel and the challenge of hiring qualified personnel at reasonable compensation levels;

•	Geopolitical conditions, including acts or threats of war or terrorism, actions taken by the United States or other governments in response to acts or threats of war or terrorism and/or military conflicts, which could impact business and economic conditions in the United States and abroad;

•	Unanticipated regulatory or judicial proceedings; and

•	Our ability to manage the risks involved in the foregoing.

If our assumptions regarding one or more of the factors affecting our forward-looking information and statements proves incorrect, then our actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this prospectus and in the information incorporated by reference in this prospectus. Therefore, we caution you not to place undue reliance on our forward-looking information and statements. We will not update the forward-looking statements to reflect actual results or changes in the factors affecting the forward-looking statements.

Forward-looking statements should not be viewed as predictions, and should not be the primary basis upon which investors evaluate us. Any investor in our common stock should consider all risks and uncertainties set forth under “RISK FACTORS” and disclosed in our filings with the SEC described below under the heading “WHERE YOU CAN FIND MORE INFORMATION,” all of which is accessible on the SEC’s website at www.sec.gov.

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

In this prospectus, “Bank of Commerce Holdings,” the “Company,” “we,” “our,” “ours,” and “us” refer to Bank of Commerce Holdings, which is a financial holding company headquartered in Redding, California, and its subsidiaries on a consolidated basis, unless the context otherwise requires. References to the “Bank” mean Redding Bank of Commerce, which is a California-chartered commercial bank and our wholly-owned banking subsidiary.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s Public Reference Room at 100 F Street, N.E.,

Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Internet address of the SEC’s website is www.sec.gov. Such reports and other information concerning us also can be retrieved by accessing our website at www.bankofcommerceholdings.com or www.reddingbankofcommerce.com. Information on our websites is not part of this prospectus.

This prospectus, which is a part of a registration statement on Form S-1 that we have filed with the SEC under the Securities Act, omits certain information set forth in the registration statement. Accordingly, for further information, you should refer to the registration statement and its exhibits on file with the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of such document filed as an exhibit to the registration statement.

The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below, except to the extent that any information contained in such filings are deemed “furnished” in accordance with SEC rules:

•	Our Annual Report on Form 10-K for the year ended December 31, 2009, filed with the SEC on March 5, 2010;

•	Our Current Reports on Form 8-K filed with the SEC on February 9, 2010 (as amended by our Form 8-K/A filed on February 18, 2010), February 11, 2010, March 5, 2010 and March 15, 2010 (reporting under Item 8.01).

•	Upon request, we will provide to each person, including any beneficial owner to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in the prospectus contained in the registration statement, but not delivered with the prospectus. You may request a copy of these filings (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address and telephone number:

Bank of Commerce Holdings
1951 Churn Creek Road
Redding, California 96002
Attention: Samuel D. Jimenez, Chief Financial Officer
Telephone: (530) 722-3952

PROSPECTUS SUMMARY

This summary highlights some information contained elsewhere or incorporated by reference in this prospectus and it may not contain all of the information that is important to you in making an investment decision. To understand the terms of the common stock offered by this prospectus, you should read this prospectus as well as the information to which we refer you and the information incorporated by reference in this prospectus. You should carefully read the section titled “RISK FACTORS” in this prospectus to determine whether an investment in our common stock is appropriate for you.

About Bank of Commerce Holdings

Bank of Commerce Holdings is a corporation organized under the laws of California and a financial holding company registered under the Bank Holding Company Act of 1956, as amended. Our principal business is to serve as a holding company for Redding Bank of Commerce, which operates under two separate names (Redding Bank of Commercetm and Roseville Bank of Commercetm) and for Bank of Commerce Mortgagetm, our majority-owned mortgage brokerage subsidiary. We also have two unconsolidated subsidiaries, Bank of Commerce Holdings Trust and Bank of Commerce Holdings Trust II, which were organized in connection with our prior issuances of trust preferred securities. Our common stock is traded on the NASDAQ Global Market under the symbol “BOCH.”

The Bank commenced banking operations in 1982 and currently operates four full service facilities in two diverse markets in Northern California. We are proud of the Bank’s reputation as one of Northern California’s premier banks for business. During 2007, we re-branded the Bank as “Bank of Commerceï Bank of Choicetm” reflecting a renewed commitment to making the Bank the choice for local businesses with a fresh focus on family and personal finances. We provide a wide range of financial services and products for business and consumer banking. The services offered by the Bank include those traditionally offered by banks of similar size in California, such as free checking, interest-bearing checking and savings accounts, money market deposit accounts, sweep arrangements, commercial, construction and term loans, travelers checks, safe deposit boxes, collection services and electronic banking activities. The Bank is an affiliate of LPL Financial and offers wealth management services through that affiliation.

In order to enhance our noninterest income, in May 2009 we acquired 51.0% of the capital stock of Simonich Corporation, a successful state of the art mortgage broker of residential real estate loans headquartered in San Ramon, California, with ten offices in three different states and licenses in California, Oregon, Washington, Idaho and Colorado. The business was formed in 1993 and funds over $1.0 billion of first mortgages annually. The acquisition allows us to penetrate into the mortgage brokerage services market at our current Bank locations and to share in the income on mortgage transactions nationwide. On July 1, 2009 we changed the mortgage company’s name to Bank of Commerce Mortgagetm in order to enhance our name recognition throughout Northern California. The services offered by Bank of Commerce Mortgagetm include brokerage mortgages for single and multi-family residential new financing, refinancing and equity lines of credit which are then sold, servicing included, on the secondary market or to correspondent relationships.

Our principal executive offices are located at 1951 Churn Creek Road, Redding, California and the telephone number is (530) 722-3939.

2009 Results and Balance Sheet Composition

Due to conservative loan underwriting, active servicing of problem credits and maintenance of a healthy net interest margin, we have remained profitable during the recent economic downturn and positioned the company to take advantage of growth opportunities in the coming years. During 2009 we recorded net income of $6.0 million, and net income to common shareholders of $5.1 million, or $0.58 per diluted share, after deducting preferred dividend payments made to the Treasury and accretion of preferred shares under the TARP Capital Purchase Program. This was an increase from $2.2 million of net income, or $0.25 per share, reported in 2008. As of December 31, 2009, we had total assets of $813.4 million, total loans of $601.4 million, an allowance for loan and lease losses of $11.2 million, or 1.86% of total loans, deposits outstanding of $640.5 million and shareholders’ equity of $68.8 million.

During the past two years, we have restructured our loan portfolio, in order to reduce our concentration in commercial real estate loans, especially construction and land development loans, and maintained our strengths in commercial and financial loans. In addition, in April 2009, we entered into a loan sale and purchase agreement with a third party whereby we purchased an $80.7 million pool of first mortgage loans made to legal United States residents who do not have a social security number (“ITIN loans”). These were seasoned, performing loans carrying an average balance of $97,000 and a yield of 7.44% at settlement.

Net portfolio loans increased $71.1 million or 13.7%, to $590.0 million at December 31, 2009 over $518.9 million at December 31, 2008. The increase is primarily due to the purchase of the ITIN loan pool and increased activities in commercial real estate categories. Residential mortgage loans increased $78.5 million and commercial real estate increased $42.1 million. Other real estate reflects an increased investment in home equity lines of credit. The portfolio mix reflected a substantial increase in real estate mortgage loans to 16.42% of the portfolio in 2009 as compared to 3.85% of the portfolio in 2008. The other material changes are reflected in the decrease in the commercial and financial, and real estate construction portfolios; commercial and financial loans represent 22.13% of total loans as compared to 31.11% in 2008 while real estate construction loans reflect 9.90% of total loans versus 15.97% at year-end 2008. As of December 31, 2009 and 2008, our loan portfolio consisted of the following types of loans:

	December 31, 2009		December 31, 2008
		Percentage of		Percentage of
Loan Type	Dollar Amount	Total Loans	Dollar Amount	Total Loans
	(In thousands)		(In thousands)

Commercial and financial loans	$133,080	22.13%	$164,083	31.11%
Real estate — construction loans	59,524	9.90	84,218	15.97
Real estate — commercial (investor)	197,022	32.76	147,868	28.03
Real estate — commercial (owner occupied)	63,001	10.48	70,046	13.28
Real estate — ITIN loans	78,250	13.01	—	0.00
Real estate — other mortgage	20,526	3.41	20,285	3.85
Real estate — other	45,601	7.58	39,915	7.57
Installment	2,223	0.37	145	0.02
Other loans	2,212	0.36	903	0.17

Total loans	$601,439	100.00%	$527,463	100.00%

During 2009, we increased our emphasis on gathering core deposits within our markets through the opening of our Buenaventura branch in Redding, the promotion of a new savings product and the adoption of an incentive compensation plan for our employees for obtaining non-CD deposit accounts. As an operating tool to manage the Bank’s net interest income, although not customary in the industry, our management calculates ‘core deposits’ without regard to any certificates of deposit, regardless of point of origination, size or maturity. As of December 31, 2009 and 2008 our deposits consisted of the following:

	December 31, 2009		December 31, 2008
		Percentage of		Percentage of
Deposit Type	Dollar Amount	Total Deposits	Dollar Amount	Total Deposits
	(In thousands)		(In thousands)

Demand — noninterest bearing	$69,448	10.84%	$79,988	14.40%
Demand — interest bearing	163,813	25.58	143,871	25.91
Savings	65,414	10.21	67,136	12.09
Certificates of Deposit	341,789	53.37	264,287	47.60

Total deposits	$640,464	100.00%	$555,282	100.00%

Our base of core deposits has been a driver of our net interest margin and profitability throughout our recent history. Among our deposits, our brokered deposits totaled $86.7 million at December 31, 2009. Included in the brokered deposit figure is our internet-based deposit gathering program. The program has been extremely successful in both the level of deposits and pricing. We have subscribed to National CD Rate line and Community Bank Funding Company’s electronic transaction network (“eTN”) for approximately 15 months. The deposits gathered under the National CD Rate line program are not considered “brokered.” We pay an annual subscription fee to post our rates to the company’s website. Institutional investors such as credit unions, banks, insurance companies, and other financial institutions review our rates and contact us directly to confirm our rates and submit the proper documentation to establish a time deposit. As of December 31, 2009, we had approximately $50.0 million in National CD Rate line time deposits; with rates between 50 to 100 basis points below our local markets. The individual time deposits generally range from $99,000 to $250,000.

The eTN subscription program through Community Bank Funding Company (“CBFC”) is somewhat different than the National CD Rate line program. As with National CD Rate line, institutional investors subscribe to CBFC program to view our rates and the posted rates of other banks. However, CBFC does not charge a subscription fee to post or view the interest rates but instead charges a fee of 6 to 20 basis points from each investor’s time deposit as the cost of doing business. Accordingly, we report these deposits as “brokered”. As of December 31, 2009, we had approximately $12.0 million in CBFC time deposits; with rates between 50 to 100 basis points below our local markets. The individual time deposits generally range from $99,000 to $250,000.

Our net interest margin increased to 3.94% in 2009 from 3.47% in 2008, due in part to the reduction of our cost of funds to 1.87% resulting from our core deposit strategy, CD programs and the favorable re-pricing of certain borrowings. Net interest income increased $7.7 million to $29.0 million in 2009 compared to $21.3 million in 2008 and $22.0 million in 2007, representing a 35.82% increase in 2009 over 2008, and a 3.02% decrease in 2008 over 2007. The average balance of total earning assets increased to $735.2 million in 2009 compared to $615.0 million in 2008, which reflects a 19.55% increase. $68.2 million of the increase in average total earning assets is attributable to the purchase of the ITIN loan pool. The ITIN loan pool contributed $3.8 million of net interest income in 2009.

Business Strategy

We continuously search for both organic and external expansion opportunities, through internal growth, strategic alliances, acquisitions, establishing a new office or the delivery of new products and services. Systematically, we will reevaluate the short and long-term profitability of all of our lines of business, and will not hesitate to reduce or eliminate unprofitable locations or lines of business. We remain a viable, independent bank committed to enhancing shareholder value. This commitment has been fostered by proactive management and dedication to our staff, customers, and the markets we serve.

Our vision is to embrace changes in the industry and develop profitable business strategies that allow us to maintain our customer relationships and build new ones. Our competitors are no longer just banks; we must compete with a myriad of other financial entities that compete for our core business. The flexibility provided by our status as a financial holding company has become increasingly important. We have developed strategic plans that evaluate additional financial services and products that can be delivered to our customers efficiently and profitably. Producing quality returns is, as always, a top priority.

Our governance structure enables us to manage all major aspects of our business effectively through an integrated process that includes financial, strategic, risk and leadership planning. Our management processes, structures and policies and procedures help to ensure compliance with laws and regulations and provide clear lines for decision-making and accountability. Results are important, but we are equally concerned with how we achieve those results. Our core values and commitment to high ethical standards is material to sustaining public trust and confidence in our Company.

Our primary business strategy is to provide comprehensive banking and related services to small and mid-sized businesses, not-for-profit organizations, and professional service providers as well as banking services for consumers, primarily business owners and their key employees. We emphasize the diversity of our product lines and high levels of personal service and, through our technology, offer convenient access typically associated with larger financial institutions, while maintaining the local decision-making authority and market knowledge, typical of a local community bank. Management intends to pursue our business strategy through the following initiatives:

•	Utilize the Strength of Our Management Team. The experience, depth and knowledge of our management team represent one of our greatest strengths and competitive advantages. Our Senior Leadership Committee establishes short and long-term strategies, operating plans and performance measures and reviews our performance to plan on a monthly basis. Our Credit Round Table Committee recommends corporate credit practices and limits, including industry concentration limits and approval requirements and exceptions. Our Technology Steering Committee establishes technological strategies, makes technology investment decisions, and manages the implementation process. Our ALCO Round Table Committee establishes and monitors liquidity ranges, pricing, maturities, investment goals, and interest spread on balance sheet accounts. Our SOX 404 Compliance Team has established the master plan for full documentation of the Company’s internal controls and compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

•	Leverage Our Existing Foundation for Additional Growth. Based on our management’s depth of experience and certain infrastructure investments, we believe that we will be able to take advantage of certain economies of scale typically enjoyed by larger organizations to expand our operations both organically and through strategic cost-effective avenues. We believe that there will be significant opportunities to acquire failing institutions or their assets through loss sharing agreements with the FDIC, buy branches from struggling banks in our market areas looking to raise capital, and acquire entire franchises for little to no premium. We also believe that the investments we have made in our data processing, staff and branch network will be able to support a much larger asset base. We are committed, however, to control any additional growth in a manner designed to minimize risk and to maintain strong capital ratios. We believe that the net proceeds raised in this offering will assist us in implementing our growth strategies by providing the capital necessary to support future asset growth, both organically and through strategic acquisitions.

•	Maintain Local Decision-Making and Accountability. We believe we have a competitive advantage over larger national and regional financial institutions by providing superior customer service with experienced, knowledgeable management, localized decision-making capabilities and prompt credit decisions. We believe that our customers want to deal directly with the people who make the ultimate credit decisions and have provided our Bank managers and loan officers with the authority commensurate with their experience and history which we believe strikes the right balance between local decision-making and sound banking practice.

•	Focus on Asset Quality and Strong Underwriting. We consider asset quality to be of primary importance and have taken measures to ensure that, despite the turbulent economy and growth in our loan portfolio, we consistently maintain strong asset quality. As part of our efforts, we utilize a third party loan review service to evaluate our loan portfolio on a quarterly basis and recommend action on certain loans if deemed appropriate. As of December 31, 2009, we had $15.6 million in nonperforming assets, including other real estate owned of $2.9 million, which as a percentage of total assets was 2.27%. We also seek to maintain a prudent allowance for loan losses, which at December 31, 2009 was $11.2 million, representing 1.86% of our loan portfolio.

•	Build a Stable Core Deposit Base. We will continue to grow a stable core deposit base of business and retail customers. In the event that our asset growth outpaces these local core deposit funding sources, we will continue to utilize Federal Home Loan Bank borrowings and raise deposits in the national market using deposit intermediaries. We intend to continue our practice of developing a full deposit relationship with each of our loan customers, their business partners, and key employees. We will continue to use “hot spot” consumer depositories with state of the art technologies in highly convenient locations to enhance our core deposit base.

Risk Factors

An investment in our common stock involves certain risks. You should consider carefully the risks described under “RISK FACTORS” beginning on page 8 of this prospectus, as well as other information included in or incorporated by reference into this prospectus, including our consolidated financial statements and notes thereto, before making an investment decision.

The Offering

The following summary of the offering contains basic information about this offering and our common stock and is not intended to be a complete discussion of the offering or the common stock. For a more complete understanding of the common stock, please refer to the section of this prospectus entitled “DESCRIPTION OF CAPITAL STOCK.”

Issuer	Bank of Commerce Holdings, a California corporation

Common stock we are offering	7,200,000 shares of common stock, no par value

Common stock outstanding after this offering	15,911,495 shares of common stock (1)(2)

Over-allotment option	We have granted the underwriters an option to purchase up to an additional 1,080,000 shares of common stock within 30 days of the date of this prospectus in order to cover over-allotments, if any.

Use of proceeds	We intend to use the net proceeds from this offering to enhance our ability to support internal organic growth, to maintain prudent and required regulatory capital levels, and for general corporate purposes which may include pursuing acquisitions of deposits, loans, whole banks or branches through both negotiated and FDIC-assisted transactions, and to position us for the eventual redemption of our Series A Preferred Stock issued to the Treasury under the TARP Capital Purchase Program.

Market and trading symbol for our common stock	Our common stock is listed and traded on the NASDAQ Global Market under the symbol “BOCH.”

(1)	The number of shares of common stock outstanding immediately after the closing of this offering is based on 8,711,495 shares of common stock outstanding as of March 11, 2010.

(2)	Unless otherwise indicated, the number of shares of common stock presented in this prospectus excludes shares issuable pursuant to the exercise of the underwriters’ over-allotment option, 282,080 shares of common stock issuable pursuant to outstanding options under our stock option plan and 405,405 shares of common stock issuable pursuant to outstanding warrants issued to the Treasury as part of the TARP Capital Purchase Program.

SUMMARY SELECTED CONSOLIDATED FINANCIAL INFORMATION

The selected consolidated financial data set forth below for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 have been derived from the Company’s audited consolidated financial statements. Historical results are not necessarily indicative of future results. You should read the following summary selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) which has been filed with the SEC and is incorporated by reference in this prospectus.

	2009	2008	2007	2006	2005
	In thousands (except ratios and per share data)

Statements of Income:
Total Interest Income	$41,329	$37,690	$41,128	$37,610	$27,864
Net Interest Income	28,994	21,348	22,012	22,035	20,238
Provision for Loan Losses	9,475	6,520	3,291	226	448
Total Noninterest Income	10,063	2,623	4,535	1,928	2,124
Total Noninterest Expense	20,624	15,296	15,744	13,333	11,749
Net Income	6,005	2,194	6,107	6,568	6,278
Balance Sheets:
Total Assets	$813,406	$774,214	$618,327	$583,442	$511,644
Total Gross Loans	601,439	527,463	494,748	414,191	368,041
Allowance for Loan Losses	11,207	8,429	8,233	4,904	4,316
Total Deposits	640,464	555,282	473,631	439,407	372,116
Shareholders’ Equity	$68,807	$62,578	$46,164	$43,916	$39,138
Performance Ratios(1):
Return on Average Assets(2)	0.75%	0.33%	1.04%	1.20%	1.34%
Return on Average Shareholders’ Equity(3)	9.01	4.99	13.39	15.59	18.35
Dividend Payout	34.81	127.04	46.47	40.36	35.74
Average Equity to Average Assets	8.28	8.91	9.43	9.49	9.43
Tier 1 Risk-Based Capital — Holding Company(4)	12.06	11.87	10.12	11.52	12.05
Total Risk-Based Capital — Holding Company	13.31	13.12	11.37	12.64	13.09
Tier 1 Risk-Based Capital — Bank	11.57	11.58	9.97	11.42	12.08
Total Risk-Based Capital — Bank	12.83	12.84	11.22	12.54	13.11
Net Interest Margin(5)	3.94	3.47	3.98	4.26	4.59
Average Earning Assets to Total Average Assets	91.42	92.86	93.74	94.20	94.04
Nonperforming Assets to Total Assets(6)	2.27	2.98	2.01	0.00	0.08
Net Charge-offs to Average Loans	1.14	1.22	0.00	(0.09)	0.00
Allowance for Loan Losses to Total Loans	1.86	1.60	1.66	1.18	1.17
Nonperforming Loans to Allowance for Loan Losses	94.16	239.10	150.72	0.00	9.15
Efficiency Ratio(7)	52.80	63.81	59.31	55.64	52.54

	2009	2008	2007	2006	2005
	In thousands (except ratios and per share data)

Share Data:
Average Common Shares Outstanding — basic	8,711	8,713	8,858	8,760	8,600
Average Common Shares Outstanding — diluted	8,711	8,724	8,938	8,932	8,845
Book Value Per Common Share	$5.72	$5.23	$5.27	$4.96	$4.52
Basic Earnings Per Common Share	0.58	0.25	0.69	0.75	0.73
Diluted Earnings Per Common Share	0.58	0.25	0.68	0.74	0.71
Cash Dividends Per Common Share(8)	0.24	0.32	0.33	0.29	0.26

(1)	Regulatory capital ratios and asset quality ratios are end of period ratios. With the exception of end of period ratios, all ratios are based on average daily balances during the indicated period.

(2)	Return on average assets is net income divided by average total assets.

(3)	Return on average equity is net income divided by average shareholders’ equity.

(4)	Regulatory capital ratios are defined in detail in our 2009 Form 10-K.

(5)	Net interest margin equals net interest income as a percent of average interest-earning assets.

(6)	Nonperforming assets includes all nonperforming loans (nonaccrual loans, loans 90 days past due and still accruing interest and restructured loans) and real estate acquired by foreclosure.

(7)	The efficiency ratio is calculated by dividing noninterest expense by the sum of net interest income and noninterest income. The efficiency ratio measures how much we spend in order to generate each dollar of net revenue.

(8)	Excludes preferred shares under the Treasury’s TARP Capital Purchase Program as well as the minority interest in our consolidated subsidiary related to Bank of Commerce Mortgage.

RISK FACTORS

An investment in our common stock involves certain risks. You should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of these risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our common stock could decline substantially, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us at this time or that we currently deem immaterial may also materially and adversely affect our business and operations. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business

Our business is subject to various economic risks that could adversely impact our results of operations and financial condition.

There was significant disruption and volatility in the financial and capital markets during 2008 and 2009. The financial markets and the financial services industry in particular suffered unprecedented disruption, causing a number of institutions to fail or require government intervention to avoid failure. These conditions were largely the result of the erosion of the United States and international credit markets, including a significant and rapid deterioration in the mortgage lending and related real estate markets and valuation levels. Unemployment nationwide and in California has increased significantly through this economic downturn and is anticipated to increase or remain elevated for the foreseeable future. Continued declines in real estate values, high unemployment and financial stress on borrowers as a result of the uncertain economic environment could have an adverse effect on our borrowers or their customers, which could adversely affect our financial condition and results of operations.

We conduct banking operations principally in Northern California. As a result, our business results are dependent in large part upon the business activity, population, income levels, deposits and real estate activity in Northern California. There can be no assurance that the economic conditions that have adversely affected the financial services industry, and the capital, credit and real estate markets generally, will improve in the near term, in which case we could continue to experience losses and write-downs of assets, and could face capital and liquidity constraints or other business challenges. In addition, the State of California is currently experiencing significant budgetary and fiscal difficulties, which include terminating and furloughing state employees. The businesses operating in California and Sacramento in particular depend on these state employees for business, and reduced spending activity by these state employees could have a material impact on the success or failure of these businesses, some of which are current or potential future customers of the Bank. A further deterioration in economic conditions, particularly within our geographic region, could result in the following consequences, any of which could have a material adverse effect on our business, prospects, financial condition and results of operations:

•	Loan delinquencies may further increase causing additional increases in our provision and allowance for loan losses;

•	Financial sector regulators may adopt more restrictive practices or interpretations of existing regulations, or adopt new regulations;

•	Collateral for loans made by the Bank, especially real estate related, may continue to decline in value, which in turn could reduce a client’s borrowing power, and reduce the value of assets and collateral associated with our loans held for investment;

•	Consumer confidence levels may decline and cause adverse changes in payment patterns, resulting in increased delinquencies and default rates on loans and other credit facilities and decreased demand for our products and services; and

•	Performance of the underlying loans in the private label mortgage backed securities we hold may continue to deteriorate as the recession continues, potentially causing other-than-temporary impairment markdowns to our investment portfolio.

Nonperforming assets take significant time to resolve and adversely affect our results of operations and financial condition.

As of December 31, 2009, our total nonperforming assets amounted to $15.6 million, including $2.9 million in other real estate owned, or 2.27% of our total assets, down from $23.1 million, or 2.98% of total assets a year earlier. We experienced $6.7 million in net charge-offs in 2009 compared to $6.3 million in 2008. Our provision for loan and lease losses was $9.5 million for the twelve months ended December 31, 2009 compared to $6.5 million for the twelve months ended December 31, 2008. Nonperforming assets adversely affect our net income in various ways. Until economic and market conditions improve, we may expect to continue to incur losses relating to an increase in nonperforming assets. We generally do not record interest income on nonperforming loans or other real estate owned, thereby adversely affecting our income, and increasing our loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in the level of nonperforming assets increases our risk profile and may impact the capital levels our regulators believe are appropriate in light of the ensuing risk profile.

While we reduce problem assets through loan sales, workouts, restructurings and otherwise, decreases in the value of the underlying collateral, or in these borrowers’ performance or financial condition, whether or not due to economic and market conditions beyond our control, could adversely affect our business, results of operations and financial condition. In addition, the resolution of nonperforming assets requires significant commitments of time from management and our directors, which can be detrimental to the performance of their other responsibilities. There can be no assurance that we will not experience future increases in nonperforming assets.

We have a concentration risk in real estate related loans.

As of December 31, 2009, approximately 77.14% of our loan portfolio was secured by real estate, the majority of which is commercial real estate. Of that amount, 9.90% of our total loan portfolio consisted of construction loans, 43.24% related to commercial real estate, 16.42% related to residential mortgage loans (including our ITIN loans) and 7.58% involved real estate related loans not classified in the preceding definitions. As a result of increased levels of commercial and consumer delinquencies and declining real estate values, we have experienced increasing levels of net charge-offs. A large percentage of our loan portfolio is secured by commercial real estate loans which generally carry larger loan balances and historically have involved a greater degree of financial and credit risks than residential first mortgage loans. These loans are primarily made based on the cash flow of the borrower and secondarily on the underlying collateral provided by the borrower, and therefore repayment of these loans is often dependent on the cash flow of the borrower which may be unpredictable. Continued increases in commercial and consumer delinquency levels or continued declines in real estate market values would require increased net charge-offs and increases in the allowance for loan and lease losses, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Monitoring and servicing our Individual Tax Identification Number (“ITIN”) residential mortgage loans could prove more costly and time consuming than previously modeled.

In April 2009, we completed a loan “swap” transaction, whereby we exchanged, without recourse, $14.0 million in certain nonperforming assets measured at fair value and cash of approximately $67.0 million for a pool of performing ITIN loans with an estimated fair value of $80.7 million. These loans are residential mortgage loans made to United States residents without a social security number and are geographically dispersed throughout the United States. This is our first ITIN loan transaction, and as such, is serviced through a third party. Worsening economic conditions in the United States may cause us to suffer higher default rates on our ITIN loans and reduce the value of the assets that we hold as collateral. In addition, if we are forced to foreclose and service these ITIN properties ourselves, we may realize additional monitoring, servicing and appraisal costs due to the geographic dispersement of the portfolio which would adversely affect our noninterest expense.

Future loan losses may exceed the loan loss allowance.

We have established a reserve for possible losses expected in connection with loans in the credit portfolio. This allowance reflects estimates of the collectability of certain identified loans, as well as an overall risk assessment of total loans outstanding. The determination of the amount of loan loss allowance is subjective; although the method for determining the amount of the allowance uses criteria such as risk ratings and historical loss rates, these factors may not be adequate predictors of future loan performance, particularly in the current economic climate. Accordingly, we cannot offer assurances that these estimates ultimately will prove correct or that the loan loss allowance will be sufficient to protect against losses that ultimately may occur. If the loan loss allowance proves to be inadequate, we will need to make additional provisions to the allowance, which is accounted for as charges to income, which would adversely impact results of operations and financial condition. Moreover, bank regulators frequently monitor banks’ loan loss allowances, and if regulators were to determine that the allowance was inadequate, they may require us to increase the allowance, which also would adversely impact results of operations and financial condition.

Defaults may negatively impact us.

A source of risk arises from the possibility that losses will be sustained if a significant number of borrowers, guarantors and related parties fail to perform in accordance with the terms of their loans. We have adopted underwriting and credit monitoring procedures and credit policies, including the establishment and review of the allowance for loan losses, which management believes are appropriate to minimize risk by assessing the likelihood of nonperformance, tracking loan performance and diversifying the loan portfolio. These policies and procedures, however, may not prevent unexpected losses that could materially affect our results of operations.

Interest rate fluctuations, which are out of our control, could harm profitability.

Our income is highly dependent on “interest rate differentials” and the resulting net interest margins (i.e., the difference between the interest rates earned on the Bank’s interest-earning assets such as loans and securities, and the interest rates paid on the Bank’s interest-bearing liabilities such as deposits and borrowings). These rates are highly sensitive to many factors, which are beyond our control, including general economic conditions, inflation, recession and the policies of various governmental and regulatory agencies, in particular, the Federal Reserve Board. Because of our preference for using variable rate pricing on the majority of our loan portfolio and non-interest bearing demand deposit accounts we are asset sensitive. As a result, we are generally adversely affected by declining interest rates. In addition, changes in monetary policy, including changes in interest rates, influence the origination of loans, the purchase of investments and the generation of deposits. These changes also affect the rates received on loans and securities and paid on deposits, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in the fair value of our securities may reduce our shareholders’ equity and net income.

At December 31, 2009, $80.1 million of our securities were classified as available-for-sale. At such date, the aggregate net unrealized gain on our available-for-sale securities, net of tax, was $658,000. We increase or decrease shareholders’ equity by the amount of change from the unrealized gain or loss (the difference between the estimated fair value and the amortized cost) of our available-for-sale securities portfolio, net of the related tax, under the category of accumulated other comprehensive income/loss. Therefore, a decline in the estimated fair value of this portfolio will result in a decline in reported shareholders’ equity, as well as book value per common share and tangible book value per common share. This decrease will occur even though the securities are not sold. In the case of debt securities, if these securities are never sold and there are no credit impairments, the decrease will be recovered over the life of the securities. In the event there are credit loss related impairments, the credit loss component is recognized in earnings.

Our available for sale equity holdings consist of shares of the Federal Home Loan Bank of San Francisco (“FHLB”). As of December 31, 2009, we held stock in the FHLB totaling $6.1 million. The stock is carried at cost and is subject to recoverability testing under applicable accounting standards. As of December 31, 2009, we did not recognize an impairment charge related to our FHLB stock holdings; however, future negative changes to the financial condition of the FHLB may require us to recognize an impairment charge with respect to such stock holdings.

Conditions in the financial markets may limit our access to additional funding to meet our liquidity needs.

Liquidity is essential to our business, as we must maintain sufficient funds to respond to the needs of depositors and borrowers. An inability to raise funds through deposits, repurchase agreements, federal funds purchased, FHLB advances, the sale or pledging as collateral of loans and other assets could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could negatively affect our access to liquidity sources include negative operating results, a decrease in the level of our business activity due to a market downturn or negative regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as severe disruption of the financial markets or negative news and expectations about the prospects for the financial services industry as a whole, as evidenced by turmoil in the domestic and worldwide credit markets in recent years.

The condition of other financial institutions could negatively affect us.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, public perceptions and other relationships. We have exposure to many different industries and counterparties, and we routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when the collateral held by us cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to us. Any such losses could have a material adverse effect on our financial condition and results of operations.

Changes in laws, government regulation and monetary policy may have a material effect on our results of operations.

Financial institutions have been the subject of substantial legislative and regulatory changes and may be the subject of further legislation or regulation in the future, none of which is within our control. Significant new laws or regulations or changes in, or repeals of, existing laws or regulations may cause our results of operations to differ materially. In addition, the cost and burden of compliance with applicable laws and regulations have significantly increased and could adversely affect our ability to operate profitably.

Further, federal monetary policy significantly affects credit conditions for us, as well as for our borrowers, particularly as implemented by the Federal Reserve Board, primarily through open market operations in United States government securities, the discount rate for bank borrowings and reserve requirements. A material change in any of these conditions could have a material impact on us or our borrowers, and therefore on our results of operations.

On October 3, 2008, the Emergency Economic Stabilization Act of 2008 (“EESA”) was signed into law. Pursuant to the EESA, the Treasury was granted the authority to take a range of actions for the purpose of stabilizing and providing liquidity to the United States financial markets and has proposed several programs, including the purchase by the Treasury of certain troubled assets from financial institutions and the direct purchase by the Treasury of equity of financial institutions. There can be no assurance, however, as to the actual impact that the foregoing or any other governmental program will have on the financial markets. The failure of the financial markets to stabilize and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit or the trading price of our common stock. In addition, current initiatives of President Obama’s Administration and the possible enactment of recently proposed bankruptcy legislation may adversely affect our financial condition and results of operations. There can be no assurance, however, as to the actual impact that the foregoing or any other governmental program will have on the financial markets.

The failure of the financial markets to stabilize and a continuation or worsening of current financial market conditions could materially and adversely affect our business, financial condition, results of operations, access to credit and the trading price of our common stock.

We expect to face increased regulation and supervision of our industry as a result of the existing financial crisis, and there will be additional requirements and conditions imposed on us to the extent that we participate in any of the programs established or to be established by the Treasury or by the federal bank regulatory agencies. Such additional regulation and supervision may increase our costs and limit our ability to pursue business opportunities. The effects of such recently enacted, and proposed, legislation and regulatory programs on us cannot reliably be determined at this time.

Because of our participation in the Troubled Asset Relief Program we are subject to several restrictions including, without limitation, restrictions on our ability to declare or pay dividends and repurchase our shares as well as restrictions on compensation paid to our executives.

On November 14, 2008, in exchange for an aggregate purchase price of $17.0 million, we issued and sold to the Treasury pursuant to the Trouble Asset Relief Program (“TARP”) Capital Purchase Program the following: (i) 17,000 shares of our newly designated Fixed Rate Cumulative Perpetual Preferred Stock, Series A, no par value per share and liquidation preference $1,000 per share (“Series A Preferred Stock”) and (ii) a warrant to purchase up to 405,405 shares of our common stock, no par value per share, at an exercise price of $6.29 per share, subject to certain anti-dilution and other adjustments. The warrant may be exercised for up to ten years after issuance.

In connection with the issuance and sale of our securities, we entered into a Letter Agreement including the Securities Purchase Agreement — Standard Terms, dated November 14, 2008, with the Treasury (“Agreement”). The Agreement contains limitations on the payment of quarterly cash dividends on our common stock in excess of $0.08 per share, and on our ability to repurchase our common stock.

Our Series A Preferred Stock diminishes the net income available to our common shareholders and earnings per common share.

The dividends accrued on the Series A Preferred Stock reduce the net income available to common shareholders and our earnings per common share. In 2009 our net income of $6.0 million was reduced to $5.1 million after deducting approximately $942,000 in dividends to the Treasury plus accretion on the Series A Preferred Stock. The Series A Preferred Stock is cumulative, which means that any dividends not declared or paid will accumulate and will be payable when the payment of dividends is resumed. The dividend rate on the Series A Preferred Stock will increase from 5% to 9% per annum five years after its original issuance if not earlier redeemed.

If we are unable to redeem the Preferred Stock prior to the date of this increase, the cost of capital to us will increase substantially. Depending on our financial condition at the time, this increase in the Series A Preferred Stock annual dividend rate could have a material adverse effect on our earnings and could also adversely affect our ability to pay dividends on our common shares. Shares of Series A Preferred Stock will also receive preferential treatment in the event of the liquidation, dissolution or winding up of the Company. Additionally, the terms of the Series A Preferred Stock allow the Treasury to impose additional restrictions, including those on dividends and unilateral amendments required to comply with changes in applicable federal law.

Our holders of the Series A Preferred Stock have certain voting rights that may adversely affect our common shareholders, and the holders of the Series A Preferred Stock may have interests different from our common shareholders.

In the event that we fail to pay dividends on the Series A Preferred Stock for a total of at least six quarterly dividend periods (whether or not consecutive), the Treasury will have the right to appoint two directors to our Board of Directors until all accrued but unpaid dividends have been paid. Otherwise, except as required by law, holders of the Series A Preferred Stock have limited voting rights. So long as shares of Series A Preferred Stock are outstanding, in addition to any other vote or consent of shareholders required by law or our Articles of Incorporation, the vote or consent of holders of at least 66 2/3% of the shares of Series A Preferred Stock outstanding is required for:

•	Any authorization or issuance of shares ranking senior to the Series A Preferred Stock;

•	Any amendments to the rights of the Series A Preferred Stock so as to adversely affect the rights, preferences, privileges or voting power of the Series A Preferred Stock; or

•	Consummation of any merger, share exchange or similar transaction unless the shares of Series A Preferred Stock remain outstanding, or if we are not the surviving entity in such transaction, are converted into or exchanged for preference securities of the surviving entity and the shares of Series A Preferred Stock remaining outstanding or such preference securities have the rights, preferences, privileges and voting power of the Series A Preferred Stock.

The holders of our Series A Preferred Stock, including the Treasury, may have different interests from the holders of our common stock, and could vote to block the foregoing transactions, even when considered desirable by, or in the best interests of, the holders of our common stock.

We rely heavily on our management team and the loss of key officers may adversely affect operations.

Our success has been and will continue to be greatly influenced by the ability to retain existing senior management and, with expansion, to attract and retain qualified additional senior and middle management. We recently had a number of changes in our senior management team, including the promotions of our new Chief Financial Officer and Chief Operating Officer and the appointment of a new Chief Risk Officer. The departure of any of our senior management could have an adverse effect on us.

Our participation in the TARP Capital Purchase Program could also have an adverse effect on our ability to attract and retain qualified executive officers. Legislation and rules applicable to the TARP Capital Purchase Program participants include extensive new restrictions on our ability to pay retention awards, bonuses and other incentive compensation to our Chief Executive Officer during the period in which the Series A Preferred Stock is outstanding. Other restrictions are not limited to our Chief Executive Officer and cover other employees whose contributions to revenue and performance can be significant. The limitations may adversely affect our ability to recruit and retain these key employees in addition to our senior executive officers, especially if we are competing for talent against institutions that are not subject to the same restrictions. The Federal Reserve is contemplating proposed rules governing the compensation practices of financial institutions and these rules, if adopted, may adversely affect our management retention and limit our ability to promote our objectives through our compensation and incentive programs and, as a result, adversely affect our results of operations and financial condition.

The full scope and impact of these limitations is uncertain and difficult to predict. The Secretary of the Treasury has adopted standards that implement certain compensation limitations, but these standards have not yet been broadly interpreted and remain, in many respects, ambiguous. The new and potential future legal requirements and implementing standards under the Capital Purchase Program may have unforeseen or unintended adverse effects on the financial services industry as a whole, and particularly on Capital Purchase Program participants, including us. It will likely require significant time, effort and resources on our part to interpret and apply them. If any of our regulators believe that we are not in compliance with new and future legal requirements and implementing standards, it could subject us to regulatory actions or otherwise adversely affect our management retention and, as a result, our results of operations and financial condition.

Even if we redeem our Series A Preferred Stock and repurchase the warrant issued to the Treasury, we will continue to be subject to evolving legal and regulatory requirements that may, among other things, require increasing amounts of our time, effort and resources to ensure compliance.

Internal control systems could fail to detect certain events.

We are subject to many operating risks, including, without limitation, data processing system failures and errors, and customer or employee fraud. There can be no assurance that such an event will not occur, and if such an event is not prevented or detected by our other internal controls and does occur, and it is uninsured or is in excess of applicable insurance limits, it could have a significant adverse impact on our reputation in the business community and our business, financial condition and results of operations.

Our operations could be interrupted if third party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

We depend, and will continue to depend to a significant extent, on a number of relationships with third-party service providers. Specifically, we utilize software and hardware systems for processing, essential web hosting, debit and credit card processing, merchant processing, Internet banking systems and other processing services from third-party service providers. If these third-party service providers experience difficulties or terminate their services, and we are unable to replace them with other qualified service providers, our operations could be interrupted. If an interruption were to continue for a significant period of time, our business, financial condition and results of operations could be materially adversely affected.

Confidential customer information transmitted through the Bank’s online banking service is vulnerable to security breaches and computer viruses, which could expose the Bank to litigation and adversely affect its reputation and ability to generate deposits.

The Bank provides its customers the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. The Bank’s network could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. The Bank may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that the Bank’s activities or the activities of its customers involve the storage and transmission of confidential information, security breaches and viruses could expose us and the Bank to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in the Bank’s systems and could adversely affect its reputation and our ability to generate deposits.

Potential acquisitions may disrupt our business and dilute shareholder value.

We continuously consider merger and acquisition opportunities and conduct due diligence activities related to possible transactions with other financial institutions. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash, debt or equity securities may occur at any time. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of our stock’s tangible book value and net income per common share may occur in connection with any future transaction. In addition, while loss sharing arrangements currently associated with FDIC-assisted transactions provide some level of risk reduction; these arrangements do not completely eliminate risk. To the extent we would participate in an FDIC-assisted transaction there can be no assurances that any positive expected results of such a transaction would fully materialize.

Furthermore, failure to realize the expected revenue increases, cost savings, increases in geographic or product presence, and/or other projected benefits from an acquisition could have a material adverse effect on our financial condition and results of operations. We may seek merger or acquisition partners that are culturally similar, have experienced management and possess either significant market presence or have potential for improved profitability through financial management, economies of scale or expanded services. We do not currently have any specific plans, arrangements or understandings regarding such expansion.

We cannot say with certainty that we will be able to consummate, or if consummated, successfully integrate future acquisitions or that we will not incur disruptions or unexpected expenses in integrating such acquisitions. In attempting to make such acquisitions, we anticipate competing with other financial institutions, many of which have greater financial and operational resources than us. Acquiring other banks, businesses, or branches involves various risks commonly associated with acquisitions, including, among other things:

•	Potential exposure to unknown or contingent liabilities of the target company;

•	Exposure to potential asset quality issues of the target company;

•	Difficulty and expense of integrating the operations and personnel of the target company;

•	Potential disruption to our business;

•	The possible loss of key employees and customers of the target company;

•	Difficulty in estimating the value of the target company; and

•	Potential changes in banking or tax laws or regulations that may affect the target company.

We are subject to extensive regulation which could adversely affect our business.

Our operations are subject to extensive regulation by federal, state and local governmental authorities and are subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. Given the current disruption in the financial markets and potential new regulatory initiatives, including the Obama Administration’s recent financial regulatory reform proposal, new regulations and laws that may affect us are increasingly likely. Because our business is highly regulated, the laws, rules and regulations applicable to us are subject to modification and change. There are currently proposed laws, rules and regulations that, if adopted, would impact our operations.

These proposed laws, rules and regulations, or any other laws, rules or regulations, may be adopted in the future, which could (i) make compliance much more difficult or expensive, (ii) restrict our ability to originate, broker or sell loans or accept certain deposits, (iii) further limit or restrict the amount of commissions, interest or other charges earned on loans originated or sold by us, or (iv) otherwise adversely affect our business or prospects for business. Moreover, banking regulators have significant discretion and authority to address what regulators perceive to be unsafe or unsound practices or violations of laws or regulations by financial institutions and holding companies in the performance of their supervisory and enforcement duties. The exercise of regulatory authority by banking regulators over us may have a negative impact on our financial condition and results of operations. Additionally, in order to conduct certain activities, including acquisitions, we are required to obtain regulatory approval. There can be no assurance that any required approvals can be obtained, or obtained without conditions or on a timeframe acceptable to us.

Higher FDIC deposit insurance premiums and assessments could adversely affect our financial condition.

FDIC insurance premiums increased substantially in 2009, and we expect to pay significantly higher FDIC premiums in the future. As the large number of recent bank failures continues to deplete the Deposit Insurance Fund, the FDIC adopted a revised risk-based deposit insurance assessment schedule in February 2009, which raised deposit insurance premiums. The FDIC also implemented a five basis point special assessment of each insured depository institution’s assets minus Tier 1 capital as of June 30, 2009, which special assessment amount was capped at 10 basis points times the institution’s assessment base for the second quarter of 2009. In addition, the FDIC recently approved a rule requiring financial institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010 through and including 2012 in order to re-capitalize the Deposit Insurance Fund. Accordingly, the Bank prepaid deposit insurance premiums in the amount of $3.3 million on December 31, 2009. The rule also provides for increasing the FDIC assessment rates by three basis points effective January 1, 2011. There can be no assurance that the FDIC will not increase premiums further or levy additional special assessments, either of which could have a material adverse effect on our results of operations and financial condition.

Shares eligible for future sale could have a dilutive effect.

Shares of our common stock eligible for future sale, including those that may be issued in connection with our various stock option and equity compensation plans, in possible acquisitions, and any other offering of our common stock for cash, and the issuance of 405,405 shares underlying the warrant issued to the Treasury pursuant to the TARP Capital Purchase Program, could have a dilutive effect on the market for our common stock and could adversely affect its market price. Our Articles of Incorporation authorize 50,000,000 shares of which 8,711,495 shares were outstanding as of March 11, 2010. In addition there are 282,080 shares subject to common stock options outstanding with a weighted average exercise price of $8.46 per share.

Changes in accounting standards may impact how we report our financial condition and results of operations.

Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. From time to time, the Financial Accounting Standards Board changes the financial accounting and reporting standards that govern the preparation of our financial statements. These changes can be difficult to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in a restatement of prior period financial statements.

A natural disaster or recurring energy shortage, especially in California, could harm our business.

Historically, California has been vulnerable to natural disasters. Therefore, we are susceptible to the risks of natural disasters, such as earthquakes, wildfires, floods and mudslides. Natural disasters could harm our operations directly through interference with communications, including the interruption or loss of our websites, which would prevent us from gathering deposits, originating loans and processing and controlling our flow of business, as well as through the destruction of facilities and our operational, financial and management information systems. California has also experienced energy shortages, which, if they recur, could impair the value of the real estate in those areas affected.

Although we have implemented several back-up systems and protections and maintain business interruption insurance, these measures may not protect us fully from the effects of a natural disaster. The occurrence of natural disasters or energy shortages in California could have a material adverse effect on our business, prospects, financial condition and results of operations.

Our level of deposits may be volatile which could have an adverse effect on our liquidity, results of operations and cash flows.

The Bank’s depositors could choose to withdraw their deposits from the Bank and then put it into alternative investments, causing an increase in our funding costs and reducing net interest income. Checking, savings and money market account balances, including brokered deposits under the National CD Rate line program and eTN subscription program, can decrease when customers perceive that alternative investments, such as the stock market, may provide a better risk/return tradeoff. When customers move funds out of bank deposits into other investments, the Bank will lose a relatively low cost source of funds, increasing funding costs.

At December 31, 2009, time certificates of deposit in excess of $100,000 represented approximately 39% of the dollar value of our total deposits. As such, these deposits are considered volatile and could be subject to withdrawal. Withdrawal of a material amount of such deposits could adversely affect the liquidity of our profitability, business prospects, results of operations and cash flows. We monitor activity of volatile liability deposits on a quarterly basis.

Negative publicity could damage our reputation.

Reputation risk, or the risk to our earnings and capital from negative public opinion, is inherent in the financial services business. Negative public opinion could adversely affect our ability to keep and attract customers and expose us to adverse legal and regulatory consequences. Negative public opinion could result from actual or alleged conduct in any number of activities, including lending practices, corporate governance or acquisitions, and from actions taken by government regulators and community organizations in response to that conduct.

Changes in prevailing mortgage and interest rates could have an adverse effect on mortgage origination fees and the profitability of the mortgages we originate.

Changes in interest rates greatly affect the mortgage banking business. Our mortgage subsidiary, Bank of Commerce Mortgagetm, originates, funds and services mortgage loans, which subjects the Company to various risks, including credit, liquidity and interest rate risks. Based on market conditions and other factors, the Company reduces unwanted credit and liquidity risks by selling some or all of the long-term fixed-rate mortgage loans and adjustable rate mortgages originated.

Notwithstanding the continued downturn in the housing sector, and the continued lack of liquidity in the nonconforming secondary markets, our subsidiary mortgage banking revenue continued to be strong. Interest rate and market risk can be substantial in the mortgage business. Changes in interest rates may potentially impact total origination fees.

Interest rates impact the amount and timing of origination because consumer demand for new mortgages and the level of refinancing activity are sensitive to changes in mortgage interest rates. Typically, a decline in mortgage interest rates will lead to an increase in mortgage originations and fees. Given the time it takes for consumer behavior to fully react to interest rate changes, as well as the time required for processing a new application, providing the commitment, and selling the loan, interest rate changes will impact origination fees with a lag. The amount and timing of the impact on origination fees will depend on the magnitude, speed and duration of the change in interest rates. A decline in interest rates increases the propensity for refinancing.

As part of subsidiary mortgage banking activities, we enter into commitments to fund residential mortgage loans at specified times in the future. A mortgage loan commitment is an interest rate lock that binds us to lend funds to a potential borrower at a specified interest rate and within a specified period of time, up to 60 days after inception of the rate lock. Outstanding loan commitments expose the Company to the risk that the price of the mortgage loans underlying the commitments might decline due to increases in mortgage interest rates from inception of the rate lock to the funding of the loan.

Mortgage banking revenue can be volatile from quarter to quarter.

We earn revenue from fees for originating mortgage loans. When rates rise, the demand for mortgage loans tends to fall, reducing the revenue from loan originations. It is also possible that, because of the recession and deteriorating housing market, even if interest rates were to fall, mortgage originations may also fall, with a corresponding impact on origination fees.

Risks Related to this Offering and Ownership of Our Common Stock

The market price of our common stock may decline after the offering.

The price per share at which we sell the common stock in this offering may be more or less than the market price of our common stock on the date the offering is consummated. If the purchase price is greater than the market price at the time of sale, purchasers will experience an immediate decline in the market value of the common stock purchased in this offering. If the actual purchase price is less than the market price for the shares of common stock, some purchasers in the offering may be inclined to immediately sell shares of common stock to attempt to realize a profit. Any such sales, depending on the volume and timing, could cause the price of our common stock to decline. Additionally, because stock prices generally fluctuate over time, there is no assurance that purchasers of our common stock in the offering will be able to sell shares after the offering at a price that is equal to or greater than the actual purchase price. Purchasers should consider these possibilities in determining whether to purchase shares in the offering and the timing of any sales of shares of common stock.

The price of our common stock may fluctuate significantly, and this may make it difficult for you to resell shares of common stock owned by you at times or at prices you find attractive.

Stock price volatility may make it difficult for you to resell your common stock when you want and at prices you find attractive. Our stock price can fluctuate significantly in response to a variety of factors including, among other things:

•	Actual or anticipated variations in quarterly results of operations;

•	Recommendations by securities analysts;

•	Operating and stock price performance of other companies that investors deem comparable to us;

•	News reports relating to trends, concerns and other issues in the financial services industry, including the failures of other financial institutions in the current economic downturn;

•	Perceptions in the marketplace regarding us and/or our competitors;

•	Public sentiments toward the financial services and banking industry generally;

•	New technology used, or services offered, by competitors;

•	Significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving us or our competitors;

•	Failure to integrate acquisitions or realize anticipated benefits from acquisitions;

•	Changes in government regulations; and

•	Geopolitical conditions such as acts or threats of terrorism or military conflicts.

General market fluctuations, industry factors and general economic and political conditions and events, such as economic slowdowns or recessions, interest rate changes or credit loss trends, could also cause our stock price to decrease regardless of operating results as evidenced by the current volatility and disruption of capital and credit markets.

Our profitability measures could be adversely affected if we are unable to effectively deploy the capital raised in this offering.

We intend to use the net proceeds of this offering as described below in “USE OF PROCEEDS,” including but not limited to possible opportunistic acquisitions, including FDIC-assisted transactions. Although we are periodically engaged in discussions with potential acquisition candidates, we are not currently party to any purchase or merger agreement.

There can be no assurance that we will be able to negotiate future acquisitions on terms acceptable to us. Investing the proceeds of this offering in investment grade securities until we are able to deploy the proceeds would provide lower margins than we generally earn on loans, potentially adversely impacting shareholder returns, including earnings per share, net interest margin, return on assets and return on equity.

Only a limited trading market exists for our common stock, which could lead to significant price volatility.

Our common stock is traded on the NASDAQ Global Market under the trading symbol “BOCH,” but there have historically been low trading volumes in our common stock. The limited trading market for our common stock may cause fluctuations in the market value of our common stock to be exaggerated, leading to price volatility in excess of that which would occur in a more active trading market of our common stock.

Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of the common stock. In addition, even if a more active market in our common stock develops, we cannot assure you that such a market will continue or that shareholders will be able to sell their shares at or above the price offered by this prospectus.

Anti-takeover provisions in our articles of incorporation could make a third party acquisition of us difficult.

In order to approve a merger or similar business combination with the owner of 20% or more of our common stock (an “Interested Shareholder”), our Articles of Incorporation contain provisions that would require a supermajority vote of 66 2/3% of the outstanding shares of the common stock (excluding the shares held by the Interested Shareholder or its affiliates).

These provisions further require that the per share consideration to be paid in such a transaction would have to equal or exceed the greater of (a) the highest per share price paid by the Interested Shareholder (i) within two years of the transaction proposal announcement date, or (ii) the date the Interested Shareholder acquired a 20% -plus ownership interest (if the acquisition occurred less than two years before the transaction announcement) and (b) the fair market value of the Common Stock on (i) the transaction proposal announcement date, or (ii) the date the Interested Shareholder acquired a 20% -plus ownership interest (if the acquisition occurred less than two years before the transaction announcement).

The operation of these provisions could result in the Company becoming a less attractive target for a would-be acquirer. As a consequence, it is possible that shareholder would lose an opportunity to be paid a premium for their shares in an acquisition transaction.

There may be future sales or other dilutions of our equity which may adversely affect the market price of our common stock.

Except as described under “UNDERWRITING,” we are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive our common stock. In addition, we are not prohibited from issuing additional securities which are senior to our common stock. Because our decision to issue securities in any future offering will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any future offerings. Thus, our shareholders bear the risk of any future stock issuances reducing the market price of our common stock and diluting their stock holdings in us.

The exercise of the underwriters’ over-allotment option, the exercise of any options granted to our directors and employees, the exercise of the outstanding warrants for our common stock as referenced above, the issuance of shares of common stock in acquisitions and other issuances of our common stock could have an adverse effect on the market price of the shares of our common stock. In addition, the existence of options and warrants to acquire shares of our common stock may materially adversely affect the terms upon which we may be able to obtain additional capital in the future through the sale of equity securities. Any future issuances of shares of our common stock will be dilutive to existing shareholders.

The holders of our preferred stock and trust preferred securities have rights that are senior to those of our holders of common stock and that may impact our ability to pay dividends on our common stock to our common shareholders and reduce net income available to our common shareholders.

At December 31, 2009, our subsidiary trusts had outstanding $15.0 million of trust preferred securities. These securities are effectively senior to shares of common stock due to the priority of the underlying junior subordinated debt. As a result, we must make payments on our trust preferred securities before any dividends can be paid on our common stock; moreover, in the event of our bankruptcy, dissolution, or liquidation, the obligations outstanding with respect to our trust preferred securities must be satisfied before any distributions can be made to our shareholders. While we have the right to defer dividends on the trust preferred securities for a period of up to five years, if any such election is made, no dividends may be paid to our common or preferred shareholders during that time.

We are required to pay cumulative dividends on the $17.0 million in Series A Preferred Stock issued to the Treasury in the TARP Capital Purchase Program at an annual rate of 5% for the first five years and 9% thereafter, unless we redeem the shares earlier. We may not declare or pay dividends on our common stock or repurchase shares of our common stock without first having paid all accrued cumulative preferred dividends that are due. Until January 2012, we also may not increase our per share common stock dividend rate or repurchase shares of our common shares without the Treasury’s consent, unless the Treasury has transferred to third parties all the Series A Preferred Stock originally issued to it.

Our future ability to pay dividends and repurchase stock is subject to restrictions.

Since we are a holding company with no significant assets other than the Bank and our majority-owned mortgage company, we have no material source of income other than dividends received from the Bank and the mortgage company. Therefore, our ability to pay dividends to our shareholders will depend on the Bank’s and mortgage company’s ability to pay dividends to us. Moreover, banks and financial holding companies are both subject to certain federal and state regulatory restrictions on cash dividends. We are also restricted from paying dividends if we have deferred payments of the interest on, or an event of default has occurred with respect to, our trust preferred securities or Series A Preferred Stock. Additionally, terms and conditions of our Series A Preferred Stock place certain restrictions and limitations on our common stock dividends and repurchases of our common stock. See “DIVIDEND POLICY.”

An investment is not an insured deposit.

An investment in our common stock is not a bank deposit and is not insured or guaranteed by the FDIC or any other government agency. Your investment in our common stock will be subject to investment risk and you may lose all or part of your investment.

USE OF PROCEEDS

The net proceeds, after underwriting discounts and commissions and estimated expenses, to us from the sale of the common stock offered by this prospectus are expected to be approximately $28.8 million. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $33.2 million. We intend to use the net proceeds of this offering (i) for general corporate purposes, including contributing additional capital to the Bank, (ii) to support our ongoing and future anticipated growth, which may include opportunistic acquisitions of all or parts of other financial institutions, including FDIC-assisted transactions, and (iii) to position us for eventual redemption of our Series A Preferred Stock issued to the Treasury under the TARP Capital Purchase Program. We do not have any agreements or commitments with respect to any current transactions. Pending allocation of specific uses, we intend to invest the proceeds in short-term interest-bearing investment grade securities.

CAPITALIZATION

The following table shows our capitalization and regulatory capital ratios as of December 31, 2009 on an actual basis and on an as-adjusted basis to give effect to the receipt of the estimated net proceeds from this offering. The as-adjusted capitalization gives effect to the issuance of the 7,200,000 shares offered hereby, assumes no exercise of the underwriters’ over-allotment option, and assumes that the net proceeds from the offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, are approximately $28.8 million.

	As of December 31, 2009
	Actual	As Adjusted(1)
	(Dollars in thousands, except per share data)
	Unaudited

Junior subordinated debt payable to unconsolidated subsidiary grantor trusts	$15,465	$15,465
Shareholders’ equity
Preferred stock, liquidation preference of $1,000 per share; 2,000,000 authorized; 17,000 issued and outstanding as of December 31, 2009	$16,641	$16,641
Common stock, authorized 50,000,000 shares without par; issued and outstanding 8,711,495, actual; issued and outstanding 15,911,495 shares, as adjusted	9,730	38,550
Common stock warrant	449	449
Retained earnings	39,004	39,004
Accumulated other comprehensive gain, net of tax	658	658
Non controlling interest in subsidiary	2,325	2,325

Total shareholders’ equity	$68,807	$97,627
Total capitalization	$84,272	$113,092

Per Common Share
Book value per share	$5.72	$4.94
Tangible book value per share	5.29	4.71
Regulatory Capital Ratios — Company
Leverage Ratio	9.89%	13.01%
Tier 1 Capital	12.06	15.74
Total Capital	13.31	16.95
Regulatory Capital Ratios — Bank
Leverage Ratio	9.37%	12.47%
Tier 1 Capital	11.57	15.27
Total Capital	12.83	16.48

(1)	Based on the sale of 7,200,000 shares of our common stock in this offering at $4.25 per share, and assumes that the net proceeds thereof are approximately $28.8 million after deducting underwriting discounts and commissions and our estimated expenses. If the underwriters’ over-allotment option is exercised in full, net proceeds are expected to increase to approximately $33.2 million.

DIVIDEND POLICY

The goals of our dividend policy and planning function are in accord with our subsidiary Bank’s capital strategy and overall business plans and objectives. The following summarizes the general goals that pertain to our dividend management:

•	Current and future capital adequacy is paramount in determining the amount of dividends we should pay to our shareholders;

•	Ensure the safety and soundness of the Bank’s deposits, while providing an appropriate return to our shareholders;

•	Establish a dividend payout approach that provides consistency and opportunity for growth; and

•	Explore new types of dividend vehicles and dividend payout programs.

There were approximately 635 holders of our common stock as of December 31, 2009, including those held in street name, and the market price on that date was $5.28 per share. Cash dividends of $0.06 per share were paid on each of April 10, 2009, July 17, 2009, October 9, 2009 and January 15, 2010 to shareholders of record as of March 31, 2009, June 30, 2009, September 30, 2009 and December 31, 2009. Cash dividends of $0.08 per share were paid on each of April 11, 2008, July 11, 2008, October 10, 2008 and January 10, 2009 to shareholders of record as of March 31, 2008, June 30, 2008, September 30, 2008 and December 31, 2008. On March 5, 2010, our Board of Directors declared a cash dividend of $0.06 per share to shareholders of record as of March 15, 2010, payable on March 26, 2010. Shares purchased in this offering will not be eligible to receive the March 2010 dividend.

We currently expect to pay quarterly cash dividends of at least $0.06 per share in the future, but our ability to pay dividends is subject to the policy goals listed above and certain regulatory requirements. The Federal Reserve Board (“FRB”) generally prohibits a financial holding company from declaring or paying a cash dividend which would impose undue pressure on the capital of subsidiary banks or would be funded only through borrowing or other arrangements that might adversely affect a financial services holding company’s financial position. The FRB’s policy is that a financial holding company should not continue its existing rate of cash dividends on its common stock unless its net income is sufficient to fully fund each dividend and its prospective rate of earnings retention appears consistent with its capital needs, asset quality and overall financial condition. The power of the board of directors of an insured depository institution such as the Bank to declare a cash dividend or other distribution with respect to capital is subject to statutory and regulatory restrictions which limit the amount available for such distribution depending upon the earnings, financial condition and cash needs of the institution, as well as general business conditions.

Pursuant to the terms of the agreements between us and the Treasury governing the TARP Capital Purchase Program, we may not declare or pay any dividend or make any distribution on our common stock other than (i) regular quarterly dividends not exceeding an annual aggregate of $0.32 per share; (ii) dividends payable solely in shares of our common stock; and (iii) dividends or distributions of rights of junior stock in connection with a shareholder rights plan.

In addition to the restrictions imposed under federal law, banks chartered under California law generally may pay cash dividends only to the extent such payments do not exceed the lesser of retained earnings of the bank or the bank’s net income for its last three fiscal years (less any distributions to shareholders during such period). In the event a bank desires to pay cash dividends in excess of such amount, the bank may pay a cash dividend with the prior approval of the Commissioner of the Department of Financial Institutions in an amount not exceeding the greatest of the bank’s retained earnings, the bank’s net income for its last fiscal year, or the bank’s net income for its current fiscal year.

Holding Company Dividends

All dividends declared and distributed by us will comply with applicable state corporate law. The Board of Directors will declare dividends only if our Bank subsidiary is considered to have adequate and strong earnings. Dividends will be declared and ultimately paid only if they are covered by earnings, not paid by using borrowed funds, and not a result of unusual or nonrecurring gains. All dividends will comply with this policy.

The financial markets and shareholders favorably view a consistent dividend. Future capital requirements and corporate plans will be considered whenever dividends are initiated, increased or decreased.

On March 5, 2010 the Board of Directors declared a dividend of $0.06 to shareholders of record as of March 15, 2010 payable on March 26, 2010. As a result, investors in this offering will not be entitled to receive the dividend on shares purchased in this offering.

PRICE RANGE OF COMMON STOCK

The following table presents the range of high and low sale prices of our common stock as reported on the NASDAQ Global Market for the periods shown below:

	Sale Price per Share
	High	Low

Year Ending December 31, 2010
First Quarter (through March 11, 2010)	$5.50	4.95
Year Ended December 31, 2009
First Quarter	5.05	3.90
Second Quarter	6.52	4.08
Third Quarter	6.30	4.50
Fourth Quarter	5.99	5.10
Year Ended December 31, 2008
First Quarter	8.59	6.00
Second Quarter	8.34	6.10
Third Quarter	6.96	5.50
Fourth Quarter	6.88	3.92
Year Ended December 31, 2007
First Quarter	12.29	10.98
Second Quarter	12.50	10.82
Third Quarter	11.54	9.45
Fourth Quarter	11.64	8.45

As of December 31, 2009, there were 635 holders of record of our common stock and 8,711,495 shares of our common stock issued and outstanding. On March 23, 2010, the closing sale price for our common stock was $4.95 per share, as reported on the NASDAQ Global Market.

DESCRIPTION OF CAPITAL STOCK

We are currently authorized to issue two classes of shares designated respectively “Common Stock” and “Preferred Stock.” The number of shares of Common Stock authorized is 50,000,000 and the number of shares of Preferred Stock authorized is 2,000,000.

Preferred Stock and Warrants

The Preferred Stock may be issued from time to time in one or more series. The Board of Directors is authorized to fix the number of shares of any series of Preferred Stock and to determine the designation of any such series. The Board of Directors is also authorized to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any wholly unissued series of Preferred Stock. In addition, the Board of Directors is authorized, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any such series subsequent to the issue of shares of that series.

We are authorized to issue 2,000,000 shares of preferred stock. Preferred shares outstanding rank senior to common shares both as to dividends and liquidation preference but generally have no voting rights. Pursuant to a Letter Agreement dated November 14, 2008, and the Securities Purchase Agreement — Standard Terms (“Securities Purchase Agreement”) we issued to the Treasury 17,000 shares of our Series A Preferred Stock for a total price of $17.0 million. The Series A Preferred Stock pays cumulative dividends at a rate of 5% per year for the first five years and thereafter at a rate of 9% per year. Except under limited circumstances, the Series A Preferred Stock is non-voting.

If dividends on the Series A Preferred Stock have not been paid for an aggregate of six quarterly dividend periods (whether or not consecutive), the holders of the Series A Preferred Stock will be entitled to elect two additional members of our board of directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting), and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid.

Prior to November 14, 2011, unless we have redeemed the Series A Preferred Stock or the Treasury has transferred the Series A Preferred Stock to a third party, the consent of the Treasury will be required for us to increase our common stock dividend or repurchase our common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Securities Purchase Agreement. A consequence of the Series A Preferred Stock purchase includes certain restrictions on executive compensation.

As part of its purchase of the Series A Preferred Stock, the Treasury received a warrant (“Warrant”) to purchase 405,405 shares of our common stock at an initial per share exercise price of $6.29. The Warrant provides for the adjustment of the exercise price and the number of shares of our common stock issuable upon exercise pursuant to customary anti-dilution provisions, such as upon stock splits or distributions of securities or other assets to holders of our common stock, and upon certain issuances of our common stock at or below a specified price relative to the initial exercise price. The Warrant expires ten years from the issuance date. Pursuant to the Securities Purchase Agreement, the Treasury has agreed not to exercise voting power with respect to any shares of common stock issued upon exercise of the Warrant.

Both the Series A Preferred Stock and Warrant will be accounted for as components of Tier 1 capital. The Series A Preferred Stock and the Warrant were issued in a private placement exempt from registration pursuant to Section 4(2) of the Securities Act. Upon the request of the Treasury at any time, we have agreed to promptly enter into a deposit arrangement pursuant to which the Series A Preferred Stock may be deposited and depositary shares (“Depositary Shares”) may be issued. Neither the Series A Preferred Stock nor the Warrant will be subject to any contractual restrictions on transfer.

Prior to November 14, 2011, unless we have redeemed the Series A Preferred Stock or the Treasury has transferred the Series A Preferred Stock to a third party, the consent of the Treasury will be required for us to (i) declare or pay any dividend or make any distribution on our common stock (other than regular quarterly cash dividends of not more than $0.08 per share of common stock) or (ii) redeem, purchase or acquire any shares of the Company’s common stock or other equity or capital securities, other than in connection with benefit plans consistent with past practice and certain other circumstances specified in the Securities Purchase Agreement.

The proceeds from the Treasury were allocated based on the relative fair value of the Warrant as compared with the fair value of the preferred stock. The fair value of the Warrant was determined using a valuation model which incorporates assumptions including our common stock price, dividend yield, stock price volatility and the risk-free interest rate. The fair value is determined based on assumptions regarding the discount rate (market rate) on our Series A Preferred Stock which was estimated to be approximately 9% at the date of issuance. The discount will be accreted to par value over a five-year term, which is the expected life of our Series A Preferred Stock. Capital Purchase Program participants may “opt out” by repaying the capital without raising additional capital subject to consultation with the appropriate federal regulator.

Common Stock

Subject to preferences that may be applicable to Preferred Stock, the holders of common stock share equally on a per share basis any dividends declared by the board of directors out of funds legally available. If the Company is liquidated, dissolved or wound up, the holders of our common stock will be entitled to a ratable share of any distribution to shareholders, after satisfaction of all of our liabilities and of the prior rights of then outstanding preferred stock. The common stock does not include preemptive or other subscription rights to purchase additional shares.

Holders of our common stock have the right to vote on matters submitted to a vote of our shareholders. Under California corporate law, holders of common stock are entitled to exercise such voting rights on a cumulative basis, unless the Company adopts a provision in its Articles of Incorporation or By-Laws to eliminate cumulative voting.

In accordance with Section 301.5 of the California Corporations Code, a corporation whose shares are listed for trading on an approved exchange may eliminate cumulative voting for directors by amendment to its articles of incorporation or its bylaws. Cumulative voting means that each shareholder may cumulate, and cast, a number of votes equal to number of shares held, multiplied by the number of directors to be elected. Under cumulative voting, a shareholder may withhold votes from certain candidates and cast all such cumulated votes for a single candidate or split the cumulated votes between multiple candidates. At our 2010 Annual Meeting of Shareholders we intend to, among other things, submit a proposal to our shareholders to amend our By-Laws to eliminate cumulative voting for directors to the extent allowed under the California Corporations Code. The amendment to eliminate cumulative voting for directors must be approved by the holders of a majority of outstanding shares of our common stock.

Our common stock is listed on the NASDAQ Global Market under the symbol “BOCH.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company, 10 Commerce Drive, Cranford, New Jersey 07016. Telephone (800) 368-5948.

Restrictions on Ownership

The Bank Holding Company Act (“BHCA”) generally prohibits any company that is not engaged in banking activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of us. Any holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, will generally deemed to control us, and may be subject to regulation as a bank holding company under the BHCA. Any existing bank holding company would need the prior approval of the Federal Reserve Board before acquiring 5% or more of our voting stock. In addition, the Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve Board has been notified and has not objected to the transaction.

Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of 10% or more of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act, such as ours, could constitute acquisition of control of the bank holding company.

Under the California Financial Code, no person shall, directly or indirectly, acquire control of a California state bank or its holding company unless the Department of Financial Institutions has approved such acquisition of control. A person would be deemed to have acquired control of us if such person, directly or indirectly, has the power (i) to vote 25% or more of our voting power, or (ii) to direct or cause the direction of the management and our policies. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of our outstanding common stock would be presumed to control of us.

In order to approve a merger or similar business combination with the owner of 20% or more of our common stock (an “Interested Shareholder”), our Articles of Incorporation contain provisions that would require a supermajority vote of 66 2/3% of the outstanding shares of the common stock (excluding the shares held by the Interested Shareholder or its affiliates). These provisions further require that the per share consideration to be paid in such a transaction would have to equal or exceed the greater of (a) the highest per share price paid by the Interested Shareholder (i) within two years of the transaction proposal announcement date, or (ii) the date the Interested Shareholder acquired a 20% -plus ownership interest (if the acquisition occurred less than two years before the transaction announcement) and (b) the fair market value of the Common Stock on (i) the transaction proposal announcement date, or (ii) the date the Interested Shareholder acquired a 20% -plus ownership interest (if the acquisition occurred less than two years before the transaction announcement).

UNDERWRITING

We are offering the shares of our common stock described in this prospectus in an underwritten offering in which Howe Barnes Hoefer & Arnett, Inc. is acting as representative of the underwriters. We have entered into an underwriting agreement with Howe Barnes Hoefer & Arnett, Inc., acting as representative of the underwriters named below, with respect to the common stock being offered. Subject to the terms and conditions contained in the underwriting agreement, the underwriters have agreed to purchase the respective number of shares of our common stock set forth opposite its name below.

Name	Number of Shares

Howe Barnes Hoefer & Arnett, Inc.	6,120,000
McAdams Wright Ragen, Inc.	360,000
Stifel, Nicolaus & Company, Inc.	360,000
Wunderlich Securities, Inc.	360,000
Total	7,200,000

Under the terms and conditions of the underwriting agreement, the underwriters are committed to accept and pay for all of the shares, if any are taken. In the underwriting agreement, the obligations of the underwriters are subject to approval of certain legal matters by their counsel, including the authorization and the validity of the shares, and to other conditions contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

Over-Allotment Option

We have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to 1,080,000 additional shares of our common stock. The underwriters may exercise the option only for the purpose of covering over-allotments, if any, made in connection with the distribution of the shares being offered by this prospectus.

Lock-Up Agreements

Our executive officers and directors have agreed that for a period of 90 days from the date of this prospectus, none of our executive officers or directors will, without the prior written consent of Howe Barnes Hoefer & Arnett, Inc., as the representative of the underwriters, subject to certain exceptions, sell, offer to sell or otherwise dispose of or transfer any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock. Howe Barnes Hoefer & Arnett, Inc., in its sole discretion, may release the securities subject to these lock-up agreements at any time without notice.

Commissions and Expenses

The underwriters propose to offer the shares of our common stock directly to the public at the public offering price set forth above, and to certain securities dealers at this price, less a concession not in excess of $0.1275 per share. The underwriters may allow, and the selected dealers may re-allow, a concession not in excess of $0.0775 per share to certain brokers and dealers.

The table below shows the per share and total underwriting discounts and commissions that we will pay to the underwriters and the proceeds we will receive before expenses. We estimate that the total expenses of this offering payable by us, not including the underwriting discounts and commissions but including our reimbursement of up to $80,000 of documented out-of-pocket expenses of the underwriters, will be approximately $250,000.

		Total Without	Total with
		Option	Option
	Per Share	Exercised	Exercised

Public offering price	$4.2500	$30,600,000	$35,190,000
Underwriting discount	0.2125	1,530,000	1,759,500
Proceeds to us, before expenses	4.0375	29,070,000	33,430,500

The offering of the shares of our common stock will be made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject any order for the purchase of the shares. After the shares are released for sale to the public, the underwriters may, from time to time, change the offering price and other selling terms.

Neither we nor the underwriters can assure you that an active and liquid market will develop for the shares or, if developed, that the market will continue. The offering price and distribution rate was determined by negotiations between the underwriters and us, and the offering price of the shares may not be indicative of the market price following the offering. The underwriters will have no obligation to make a market in the shares, however, and may cease market-making activities, if commenced, at any time.

Indemnity

Under the underwriting agreement, we have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (“Securities Act”) and to contribute to payments that the underwriters may be required to make in respect of these liabilities.

Stabilization

In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, covering transactions, and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market.

•	Covering transactions involve the purchase of common stock in the open market after the distribution has been completed in order to cover short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a selected dealer when the common stock originally sold by the selected dealer is purchased in a stabilizing covering transaction to cover short positions.

These stabilizing transactions, covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Passive Market Making

In connection with this offering, the underwriters and selected dealers, if any, who are qualified market makers on the NASDAQ Global Market, may engage in passive market making transactions in our common stock on the NASDAQ Global Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits passive market making activity by the participants in our common stock offering.

Passive market making may occur before the pricing of our offering, or before the commencement of offers or sales of our common stock. Each passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for the security. If all independent bids are lowered below the bid of the passive market maker, however, the bid must then be lowered when purchase limits are exceeded. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in the common stock during a specified period and must be discontinued when that limit is reached. The underwriters and other dealers are not required to engage in passive market making and may end passive market making activities at any time.

Affiliations

Howe Barnes Hoefer & Arnett, Inc. has performed and expects to continue to perform financial advisory and investment banking services for us in the ordinary course of its business, and may have received, and may continue to receive, compensation for such services.

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Downey Brand LLP. Certain legal matters will be passed upon for the underwriters by Graham & Dunn PC.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from the Bank of Commerce Holdings Annual Report on Form 10-K for the year ended December 31, 2009 have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report thereon included therein, which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

7,200,000 Shares of Common Stock

Howe Barnes Hoefer & Arnett

March 23, 2010